BY FAX AND EDGAR

April 19, 2011

John P. Nolan
Sr. Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-4561

Re: Bar Harbor Bankshares
        Form 10-K for the Fiscal Year Ended December 31, 2010
        File No. 1-13349

Dear Mr. Nolan:

On behalf of Bar Harbor Bankshares (the "Company"), this letter is in response to your comment letter dated April 6, 2011 related to the staff’s review of the above-referenced Form 10-K filing. Set forth below are the staff’s comments in bold italics followed by the Company’s responses to the staff’s comments.
1.

We note the significant increase in non-performing loans during fiscal 2010 which was attributable to a $5,194 million commercial real estate development loan to a local, non-profit housing authority in support of an affordable housing project. So that the reader has a clear understanding of this lending relationship, please tell us and revise your future filings, to disclose the nature and terms of this loan including any associated guarantees. Since the loan is currently nonperforming you should address the viability of the project including the sources of repayment, current construction status, the underlying collateral and other pertinent information as well.

The $5.194 million commercial real estate development loan to a local, non-profit housing authority in support of an affordable housing project pays monthly interest at the rate of 3.80% and matures in August of 2011. The loan is principally secured by the housing units from the project. There are no guarantees associated with this loan. The primary source of repayment is the sale of housing units, as well as the sale of certain affordability covenants associated with this project. Sales of both the housing units and the affordability covenants have continued during the past fifteen months and are expected to continue in the future. The project is fully constructed, and there is no further construction risk on the project. This loan is impaired and was put on non-accrual status during 2010. Based on our analysis of the present value of expected future cash flows, the Company established a specific reserve of $577,000 at December 31, 2010 on this loan. We will revise our future filings to include disclosures with additional information similar to above regarding this loan.

John P. Nolan
Sr. Asst. Chief Accountant
U.S. Securities and Exchange Commission
April 19, 2011

2.

We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. For instance, it is unclear as to how you determined that there were not separate classes of financing receivables given that 33% of the total commercial real estate loans are to the lodging industry or the fact that you make construction loans that have different and unique characteristics and are included within the residential real estate mortgage loan portfolio segment.

We acknowledge that our portfolio segments and classes of financing receivables are the same. In considering whether further disaggregation of our portfolio segments was necessary for purposes of determining our classes of financing receivables, we did consider the paragraphs you referenced above from ASU 2010-20. When determining what our classes should be in accordance with ASU 2010-20, we first considered categorization of borrowers and distinguished between commercial and consumer. We then disaggregated the commercial and consumer portfolios by type of financing receivables and type of collateral (i.e. real estate mortgages vs. non-real estate loans). Lastly, we disaggregated certain types of financing receivables (i.e. in the residential real estate class, we disaggregated home equity loans) and certain industry sectors (i.e. in the commercial and industrial and commercial real estate classes we disaggregated commercial construction and agriculture loans). Our loans are generally in the same geographic region, so there was no further disaggregation required with respect to geographic distribution. Based on the above consideration, we did not believe that further disaggregation from our portfolio segments were necessary in order to comply with ASU 2010-20.

As mentioned above, our internal class-level distinctions within our commercial portfolio include disaggregating loans secured by real estate and those secured by non-real estate assets. Loans to the lodging industry are included within the commercial real estate class. We do not further disaggregate our commercial real estate class into a lodging class because these loans have similar risk characteristics to the rest of the commercial real estate class, despite the differing nature of the underlying collateral. Like the other loans in our commercial real estate class, these loans are generally underwritten to stable, mature and cash-flowing entities, and do not generally contain risks associated with new or start-up projects. Their success or failure is driven largely by the overall economy. We believe that the common reliance of borrowers in the commercial real estate class on general business risks, and not any real-estate specific risk, make further disaggregation unnecessary.

The construction portfolio that is included in our residential real estate class totals $5.7 million. As this portfolio is not significant to our total loan portfolio or the residential real estate class, the Company does not believe that further disaggregation is necessary. As the construction portfolio increases in size, we will consider disaggregation in the future.

3.

We note that the effective date section of the summary of ASU 2010-20 encourages, but does not require, comparative disclosure for earlier periods. We note you did not provide comparative information for many of your credit quality disclosures. To the extent the information required for comparative disclosure is reasonably available, please consider providing comparative footnote disclosure in all future filings considering the significant benefit this information provides investors and the objective of the ASL.

John P. Nolan
Sr. Asst. Chief Accountant
U.S. Securities and Exchange Commission
April 19, 2011

We will consider providing comparative footnote disclosure in all future filings to the extent the information is reasonably available.

4.

Please tell us and revise your disclosures in future filings to address the following:

  The policy for recording payments received on nonaccrual receivables in accordance with ASC 310-10-50-6(b);

  The policy for recognizing interest income on impaired loans, including how cash receipts are recorded in accordance with ASC 310-10-50-15(b); and

  The related amount of interest income recognized in accordance with ASC 310-10-50-15(c)(1).

When a loan is classified as nonaccrual or impaired, any payments received are typically applied to reduce the principal balance of the loan. In situations where the Company reasonably believes there is no longer doubt regarding the ultimate collectability of principal on a nonaccrual or impaired loan, subsequent interest payments received are recorded as interest income on the cash basis in accordance with the contractual terms.

For the years ended December 31, 2010, 2009 and 2008, the Company did not recognize any interest income on impaired loans using a cash-basis method of accounting during the time within those periods that the loans were impaired.

We will revise our future filings to include these disclosures

5.

We note your disclosure on within Note 3 as it relates to "other assets especially mentioned" of loans which are considered to be within this specific classification due to a variety of factors. These factors may cause the loan officer to improperly supervise the credit due to a lack of expertise, inadequate loan agreement, the poor condition of or lack of control over collateral, failure to obtain proper loan documentation or any other possible situations or circumstances. Each of these factors disclosed would seem to be representative of a well defined weakness requiring classification within the "substandard" category. Please address as to why the current classification is appropriate. Further, tell us whether these loans as classified within this category are performing or nonperforming. You should also address how this particular internal risk rating relates to the likelihood of loss in accordance with ASC 310-10-50-30.

We believe the loans classified as "other assets especially mentioned" are appropriately classified as they do not contain any well-defined weaknesses that would require a substandard risk rating. As described in Note 3 to our consolidated financial statements included in our 2010 Form 10K, these loans have "potential weaknesses" that, "if left uncorrected, … may result in deterioration of the repayment prospects …. at some future date."

All loans within this risk rating are performing. The Company’s policy requires any commercial loans in non-accrual status be rated substandard or doubtful.

With respect to ASC 310-10-50-30, if potential weaknesses on loans classified as "other assets especially mentioned" are left uncorrected, there is a likelihood of loss. Based on historical experience, loans in this category have a higher likelihood of loss than "Pass" rated loans, and

John P. Nolan
Sr. Asst. Chief Accountant
U.S. Securities and Exchange Commission
April 19, 2011

therefore, a higher loss factor is assigned. However, as loans in this category exhibit potential weaknesses instead of well defined weaknesses, they have not reached the point where it is probable we will not receive all our principal and interest payments in accordance with contractual terms. As a result, these loans are not considered impaired.

* * * * *

The Company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above responses, please do not hesitate to call me at (207) 288-9343.

Respectfully submitted,

 /s/Joseph M. Murphy

Joseph M. Murphy
President & CEO
Bar Harbor Bankshares